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                                                                    Exhibit 28.1

                                        COMMODORE
                                        ---------

                                        Commodore Applied Technologies, Inc.

                                        150 East 58th Street
                                        Suite 3400
                                        New York, New York 10155-3499
                                        (212) 308-5800
                                        (212) 753-0731 Fax

FOR IMMEDIATE RELEASE

                      COMMODORE APPLIED TECHNOLOGIES, INC.
                        ACQUIRES ADVANCED SCIENCES, INC.

New York, NY, September 11, 1996 -- Commodore Applied Technologies, Inc. (AMEX:
CXI, CXIW) ("Commodore") today announced that it has contractually agreed to the purchase of Advanced Sciences, Inc. ("ASI"), a privately-owned environmental engineering and consulting services company based in Albuquerque, New Mexico, in exchange for 900,000 shares of Commodore Common Stock, representing approximately 4% of Commodore's outstanding shares. In American Stock Exchange trading on September 10, 1996, shares of Commodore Common Stock closed at $9.25 per share, which would value the transaction today at approximately $8,325,000.

ASI specializes in the identification, investigation, remediation and management of hazardous and mixed waste sites for industry and government, with approximately 160 employees and offices in Albuquerque, Carlsbad and Los Alamos, NM; Arlington, VA; Oak Ridge, TN; Denver, CO; Idaho Falls, ID; Richland, WA and Mexico City, Mexico. ASI presently has a contractual backlog , including funded and unfunded work orders primarily with the U.S. Departments of Defense and Energy, of approximately $125 million. Commodore expects that based on ASI estimates, revenues will exceed $25 million in 1996.

Ed L. Romero has retained his position as ASI's Chairman and Chief Executive Officer, while joining Commodore Applied Technologies' Board of Directors. Mr. Romero, who founded ASI in 1983, is a prominent member of many veterans groups and Hispanic business organizations. He is President of the Hispanic Culture Foundation and also a member of the board of the Democratic National Committee's Finance Committee.

Paul E. Hannesson, Commodore's President and Chief Executive Officer, said, "We are confident that today's acquisition of ASI, with its experienced management and strong reputation in the environmental services business, will play an important role in the development of Commodore Applied Technologies as an industry leader. We remain dedicated to identifying and pursuing complementary acquisition opportunities that will advance Commodore's efforts to commercially introduce our innovative technologies, including the patented and permitted SET process."


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Commodore Applied Technologies, Inc.
September 11, 1996
Page 2

ASI's Romero said, "ASI has been aggressively pursuing technological solutions to many of the hazardous and mixed waste problems. Not only does Commodore bring answers to those issues, it brings an excellent management team that we at ASI are proud to join."

Commodore successfully completed its initial public offering of common stock and redeemable warrants on June 28, 1996, raising gross proceeds of $35 million. The Company is 72% owned by Commodore Environmental Services, Inc. (OTC Bulletin
Board: COES).

Commodore Applied Technologies, Inc. is commercializing its proprietary technologies, including its SET process, which was awarded the U.S. EPA's first portable, nonthermal, nationwide permit for PCB destruction. The SET process also destroys chemical warfare agents and concentrates certain radioactive wastes for more effective disposal.

CONTACT:
Commodore Applied Technologies, Inc.
Melissa C. Berkowitz - Shareholders
John Peterson - Media
(212) 308-5800